UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

IDT Corporation

File No. 1-16371 - CF#24242

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   IDT Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 29, 2009, as amended on March 25, 2010.

   Based on representations by IDT Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19	through October 29, 2014
Exhibit 10.20	through October 29, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel